February 3, 2020

Frank D. Heuszel
Chief Executive Officer and Interim Chief Financial Officer
Document Security Systems, Inc.
200 Canal View Boulevard, Suite 300
Rochester, New York 14623

       Re: Document Security Systems, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2020
           File No. 333-236082

Dear Mr. Heuszel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing